January 17, 2025

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Keira Nakada
Rufus Decker

Re:	Rent the Runway, Inc.
Form 10-K for Fiscal Year Ended January 31, 2024
Item 2.02 Form 8-K Filed December 9, 2024
File No. 001-40958

Dear Ms. Nakada and Mr. Decker:

On behalf of Rent the Runway, Inc. (the “Company”), we are submitting this letter to respond to comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in your letter dated January 10, 2025, relating to the Company’s Form 10-K for Fiscal Year Ended January 31, 2024, filed on April 11, 2024 (the “Form 10-K”) and Item 2.02 of the Company’s Form 8-K, filed on December 9, 2024 (the “Form 8-K”). For the Staff’s convenience, the Staff’s comments are restated in italics prior to each of the Company’s responses.

Form 10-K for Fiscal Year Ended January 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business and Financial Metrics

Adjusted EBITDA and Adjusted EBITDA Margin, page 74

1.	When you present and/or discuss a non-GAAP measure, such as adjusted EBITDA margin (pages 74 and 80), please also present and/or discuss the comparable GAAP measure, net loss as a percentage of revenue, with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Similarly revise your Forms 10-Q and Item 2.02 Forms 8-K.

The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that, in future filings as well as the Company’s earnings releases furnished under Item 2.02 of Form 8-K, when presenting or discussing a non-GAAP measure, such as adjusted EBITDA margin, the Company will present or discuss the most directly comparable GAAP measure, such as net loss as a percentage of revenue, with equal or greater prominence.

Item 2.02 Form 8-K Filed December 9, 2024

Exhibit 99.1

2.	When you present and/or discuss non-GAAP measures, such as record low cash consumption, improved free cash flow consumption, free cash flow and free cash flow margin, please also present and/or discuss the comparable GAAP measures with equal or greater prominence. Also, remove your reconciliation from net loss to free cash flow, since net cash (used in) provided by operating activities appears to be the comparable GAAP measure to free cash flow. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that, in future earnings releases furnished under Item 2.02 of Form 8-K, when presenting or discussing non-GAAP measures, such as record low cash consumption, improved free cash flow consumption, free cash flow and free cash flow margin, the Company will present or discuss the most directly comparable GAAP measures with equal or greater prominence. The Company also advises the Staff that the Company will remove its reconciliation from net loss to free cash flow.

The Company plans to incorporate the new disclosures noted throughout this response letter beginning with its earnings release for the fiscal year ended January 31, 2025, to be furnished under Item 2.02 of Form 8-K, and its Form 10-K for the fiscal year ended January 31, 2025.

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing, or if we may provide additional information.

Very truly yours,

/s/ Siddharth Thacker

Siddharth Thacker

Chief Financial Officer

cc:	Jennifer Y. Hyman, Chief Executive Officer, Rent the Runway, Inc.
Cara Schembri, Chief Legal and Administrative Officer; Secretary, Rent the Runway, Inc.
Nicole Brookshire, Davis Polk & Wardwell LLP

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